Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).

FOR IMMEDIATE RELEASE
TD AMERITRADE TO ACQUIRE THINKORSWIM
Creates Industry-Leading Trader Platform
Introduces State-of-the-Art Education Program to nearly Seven Million Retail Client Accounts
#1 in Equity Trades, #1 in Options Trades(1)
Omaha, Neb. and New York, NY – January 8, 2009 – TD AMERITRADE (NASDAQ: AMTD) and thinkorswim Group Inc. (NASDAQ: SWIM) today announced that they have entered into a definitive agreement for TD AMERITRADE to acquire thinkorswim in a cash and stock deal valued at approximately $606 million as of Jan. 7, 2009.(2) This acquisition underscores TD AMERITRADE’s position as a successful industry consolidator.
thinkorswim is among the fastest growing online brokerage firms and has unique trading and investor education capabilities, particularly for the fastest growing segment of the industry – options trading.(3) Over the 12-month period ended Sept. 30, 2008, the company generated $380 million in revenue and $87 million in pre-tax income. It has approximately 87,000 funded retail brokerage accounts, each placing approximately 176 trades per year, more than $3 billion in client assets and more than 375,000 education graduates.(4)
Extending our Market Share Leadership
TD AMERITRADE is the current industry leader in the number of equity trades placed each day, and thinkorswim currently leads the industry in retail options trades placed each day. The combination of these two complementary firms will enhance the Company’s position, making TD AMERITRADE the new industry leader in the number of options trades placed each day.(1)
Advancing our Growth Strategy
This deal advances TD AMERITRADE’s growth strategy for its active trader client segment by introducing new trading functionality for traders, including advanced options trading, futures, foreign exchange trading and portfolio margining. TD AMERITRADE is uniquely positioned to leverage the Investools education offering as an acquisition channel and to help deepen the relationships it has with its nearly seven million existing retail client accounts. The Company plans to expand the offering over time to include programs for long-term investing, helping to further drive its asset gathering strategy.
“This transaction is directly aligned with our growth strategy, creating scale for the trading side of our business and, more importantly, advancing our trading strategy by several years,” said Fred Tomczyk, president and chief executive officer at TD AMERITRADE. “The thinkorswim team is very talented, and their innovative approach has led to outstanding achievements in technology and education. Together, we will extend our leadership in the industry with a best-in-class platform for traders, investors and registered investment advisors.
“We have a strong, stable balance sheet. We are well-capitalized. We have strong cash flow – all of which put us in a unique position to be opportunistic in the current economic environment,” Fred Tomczyk continued. “This transaction will improve our competitive standing in several key areas and position us for greater success and enhanced growth prospects. It is consistent with our strategy to improve our competitive position in this environment and manage for the other side of the cycle.”
“We are excited about this transaction with TD AMERITRADE, as it will provide a premium to our current share price for our shareholders and access to a wider range of Web and software-based trading and education technology for our clients. It is also an opportunity for our employees to contribute to accelerated growth at TD AMERITRADE,” said Lee Barba, chairman and chief executive officer of thinkorswim. “We believe this combination will enhance the Company’s leadership position in the investment services industry by providing the kind of highly compelling trading technology and education-based services that investors demand in today’s rapidly moving markets.”
High-Value Clients
This combination will add a fast-growing, highly active and engaged group of thinkorswim traders to the TD AMERITRADE family, which is reflected in the data highlighted below:(4)
•	Industry-leading growth rate, including a 161 percent increase in Daily Average Revenue Trades (DARTs) and an 82 percent rise in client accounts;

•	Approximately 49,000 DARTs, for a combined, pro-forma total of 350,000 trades per day; and

•	Approximately 37,000 options trades per day, for a combined, pro-forma total of 73,000 options trades per day.
thinkorswim clients should expect no immediate impact to their accounts or how they trade. All clients will receive more detailed information about what they can expect from the combined company after the acquisition is completed.
Terms of the Transaction
The principal terms of the transaction include the following:
•	TD AMERITRADE will acquire thinkorswim for approximately $606 million, which includes $225 million to be paid in cash and the issuance of approximately 28 million shares of TD AMERITRADE common stock to thinkorswim shareholders.(2) At closing, each share of thinkorswim will be exchanged for $3.34 in cash and 0.3980 of a TD AMERITRADE share. This represents a 46 percent premium based on the 30-day average exchange ratio, and a 29 percent premium based on the 90-day average exchange ratio.

•	TD AMERITRADE intends to initiate a new stock buyback program that will equal the approximately 28 million shares issued in the acquisition.

•	TD AMERITRADE expects the transaction to be accretive by approximately three to seven percent of fiscal 2010 GAAP earnings and 10 to 15 percent 12 months following the completed integration, which includes the benefit to be received from the intended buyback program.

•	TD AMERITRADE will retain key members of thinkorswim management. Mr. Barba will have an active role in the transition, and thinkorswim founders Tom Sosnoff and Scott Sheridan will join TD AMERITRADE after the transaction closes.
The transaction is subject to approval by thinkorswim stockholders, regulatory approvals and customary closing conditions. TD AMERITRADE and thinkorswim expect the deal to close within the next six months.
Merrill Lynch & Co. is serving as financial advisor to TD AMERITRADE. Paragon Capital Partners LLC is serving as financial advisor to thinkorswim. UBS Investment Bank provided an opinion to the thinkorswim board of directors with respect to this transaction.
Conference Call/Webcast
TD AMERITRADE will host a conference call for shareholders, analysts and media this morning, Jan. 8, 2009, at 7:30 a.m. CST to discuss this announcement. The call will feature a presentation by Mr. Tomczyk and Chief Financial Officer Bill Gerber, and brief remarks from Mr. Barba. A live Webcast of the conference call will be available from the TD AMERITRADE Web site, www.amtd.com. Please click on “Investors” and “Calendar of Events,” or here, to access the event. Participants may also listen to the call by dialing (877) 723-9519.
AMTD-G
About TD AMERITRADE Holding Corporation
TD AMERITRADE Holding Corporation, through its brokerage subsidiaries,(5) provides a dynamic balance of investment products and services that make it the investment firm of choice for millions of retail investor and independent registered investment advisor (RIA) clients. Listed by Forbes as one of America’s best big companies, the Company offers a full spectrum of investment services, including a leading active trader program, intuitive long-term investment solutions and a national branch system, as well as relationships with one of the largest independent RIA networks.(6) The Company’s common stock trades under the ticker symbol AMTD. For more information, please visit www.amtd.com.
About thinkorswim Group Inc.
thinkorswim Group Inc. (www.thinkorswim.com) offers market-leading online brokerage, investor education and related financial products and services for self-directed investors and active traders. thinkorswim, Inc., our award-winning online brokerage division, provides a suite of trading platforms serving self-directed and institutional traders and money managers. thinkorswim platforms have easy-to-use interfaces, sophisticated analytical and research tools, and fast and efficient order execution for even the most complex trading strategies. thinkorswim customers trade a broad range of products including stock and stock options, index options, futures and futures options, forex, mutual funds and fixed income. Investools’ Education Group, a subsidiary of thinkorswim Group Inc., offers a full range of investor education products and services that provide lifelong learning in a variety of interactive delivery formats. Investools’ graduates can then apply what they’ve learned by trading with thinkorswim’s online brokerage platforms.

(1)	Source: Based upon the reports filed publicly by TD AMERITRADE, E*Trade, Schwab, optionsXpress, Fidelity and thinkorswim for the 12 months ended Sept. 30, 2008. TD AMERITRADE DARTs do not include non-revenue generating mutual fund trades.

(2)	The estimated total transaction value is based on the closing price of TD AMERITRADE common stock on Wednesday, Jan. 7, 2009 and the number of fully diluted thinkorswim common shares outstanding at the offer value on Jan. 5, 2009. The purchase price for accounting purposes will be determined upon the closing of the acquisition and will depend on TD AMERITRADE’s stock price and the number of thinkorswim shares outstanding at that time.

(3)	Source: thinkorswim and competitor company filings as of Sept. 30, 2008

(4)	Source: thinkorswim company filings for the 12 months ended Sept. 30, 2008. The growth rate referenced for DARTs was calculated comparing the average retail DARTs for the 12 months ended Sept. 30, 2008, to the average retail DARTs for the 12 months ended Sept. 30, 2007. The growth rate referenced for accounts was calculated comparing the number of accounts on Sept. 30, 2008 to the number of accounts on Sept. 30, 2007. Any pro-forma totals represent the combination of thinkorswim and TD AMERITRADE company filings for the last 12 months ended Sept. 30, 2008.

(5)	TD AMERITRADE, Inc., member FINRA (www.FINRA.org) /SIPC (www.SIPC.org), receives clearing and custodial services from TD AMERITRADE Clearing, Inc., member FINRA/SIPC. TD AMERITRADE, Inc. and TD AMERITRADE Clearing, Inc. are subsidiaries of TD AMERITRADE Holding Corporation.

(6)	More information on the Forbes award is available at www.forbes.com/platinum.
The risk of loss in trading securities, options, futures and forex can be substantial. Clients must consider all relevant risk factors including their own personal financial situation before trading. Options involve risk and are not suitable for all investors. See the Options Disclosure Document: Characteristics and Risks of Standardized Options. Trading foreign exchange on margin carries a high level of risk as well as its own unique risk factors, please read the following risk disclosure before considering the trading of this product: Forex Risk Disclosure.
Safe Harbor
Information in this FAQ contains forward-looking statements, which involve a number of risks and uncertainties. thinkorswim Group Inc. (“thinkorswim”) and TD AMERITRADE Holding Corporation (“TD AMERITRADE”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It
In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE. Thinkorswim will mail the proxy statement/prospectus to its stockholders. TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008. You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009. You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.

At TD AMERITRADE	At thinkorswim
For Media	For Investors and Analysts
Kim Hillyer	Ida Kane
Manager, Communications	Senior Vice President, CFO
(402) 206-1014	(801) 816-6918 direct
kim.hillyer@tdameritrade.com	ida.kane@thinkorswim.com

For Investors and Analysts
Jim Frawley
Manager, Investor Relations
(201) 369-8779
james.frawley@tdameritrade.com